UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File No. 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

     Suite 800, 333 Seymour Street
Vancouver, British Columbia, V6B 5A6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated March 6, 2015

99.2	Letter Agreement dated February 25, 2015 between Great Panther Silver Limited and Cangold Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

Date: March 6, 2015

/s/ Jim Zadra

Jim Zadra
Chief Financial Officer